

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2024

Thomas Jensen
Chief Executive Officer
Allarity Therapeutics, Inc.
24 School Street, 2nd Floor
Boston, MA 02108

> **Re: Allarity Therapeutics, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed February 23, 2024**
> **File No. 001-41160**

Dear Thomas Jensen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William Haddad